Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 26, 2013

Contact:  Kevin Begley, CFO
                 (973) 467-2200, Ext. 220
                 kevin.begley@wakefern.com

Springfield, New Jersey – December 4, 2013 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 26, 2013.

Net loss was $6,831,000 in the first quarter of fiscal 2014 compared to net income of $5,855,000 in the first quarter of the prior year.  The first quarter of fiscal 2014 includes a $10,052,000 charge to income tax expense relating to prior years as a result of an unfavorable court decision by the New Jersey Tax Court related to a dispute over nexus, while the first quarter of fiscal 2013 includes income from the national credit card lawsuit of $693,000 (net of tax) and a charge for the settlement of a landlord dispute of $376,000 (net of tax).   Excluding these items from both fiscal years, net income in the first quarter of fiscal 2014 declined 42% compared to the prior year primarily due to the prior year including substantially greater sales in the last week of the quarter due to hurricane Sandy, lower gross profit percentages, higher operating expenses as a percentage of sales and an increase in the income tax rate as a result of the New Jersey Tax Court decision.

Sales were $357,046,000 in the first quarter of fiscal 2014, a decrease of .3% compared to the first quarter of the prior year.  Same store sales also decreased .3% due to three store openings by competitors and very high sales in the last week of the first quarter of the prior year as customers prepared for hurricane Sandy.  These decreases were partially offset by increased sales in two stores that were remodeled last year.  Excluding the impact of hurricane Sandy on the first quarter of the prior year, same store sales increased .9% in the first quarter of fiscal 2014.  Sales continue to be impacted by economic weakness, high gas prices and high unemployment, which has resulted in increased sale item penetration and trading down.  The Company expects same store sales in fiscal 2014 to increase from .5% to 2.5%.

Gross profit as a percentage of sales decreased to 26.2% in the first quarter of fiscal 2014 compared to 26.7% the first quarter of the prior year due to decreased departmental gross margin percentages. Gross margins declined in several departments primarily due to investments in lower prices to combat nontraditional competitors. These decreases were partially offset by improved product mix and lower promotional spending.

Operating and administrative expense as a percentage of sales increased to 23.1% in the first quarter of fiscal 2014 compared to 22.4% in the first quarter of the prior year due to higher payroll and healthcare costs, increased general and property insurance premiums, and pre-opening costs for the replacement store in Hanover Township, New Jersey, which opened in November 2013.  Payroll costs increased due to efforts to enhance the customer experience and provide additional services, including our Village Food Garden at the remodeled Livingston store and the addition of ShopRite from Home in several stores.  These increases were partially offset by a reduction in non-union pension expense.  In addition, the first quarter of the prior year included a $648,000 pretax charge from the settlement of a dispute with a landlord and $1,194,000 pretax income from settlement of the national credit card lawsuit.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions;  uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 26, 2013	October 27, 2012

Sales	$357,046	$358,151

Cost of sales	263,340	262,514

Gross profit	93,706	95,637

Operating and administrative expense	82,352	80,256

Depreciation and amortization	5,105	4,909

Operating income	6,249	10,472

Interest expense	(740)	(1,074)

Interest income	696	682

Income before income taxes	6,205	10,080

Income taxes	13,036	4,225

Net (loss) income	$(6,831)	$5,855

Net (loss) income per share:
Class A common stock:
Basic	$(0.55)	$0.52
Diluted	$(0.55)	$0.42

Class B common stock:
Basic	$(0.36)	$0.30
Diluted	$(0.36)	$0.30

Gross profit as a % of sales	26.2%	26.7%

Operating and administrative expense as a % of sales	23.1%	22.4%